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                                EXHIBIT 7.1


MEDICIS NEWS                                               FOR IMMEDIATE RELEASE

MEDICIS PHARMACEUTICAL CORPORATION
4343 East Camelback Road
Phoenix, Arizona 85018


CONTACT:

Mark A. Prygocki, Sr.
Chief Financial Officer
(602) 808-8800


                     MEDICIS ANNOUNCES A 50% STOCK DIVIDEND
                      IN THE FORM OF A 3 FOR 2 STOCK SPLIT


(July 23, 1996) PHOENIX, ARIZONA -- Medicis Pharmaceutical Corporation (NASDAQ:MDRX) announced today that the Board of Directors approved a 50% stock dividend in the form of a 3 for 2 stock split for the company's common stock. Effective after the close of the NASDAQ market on August 2, 1996, the payment date, Medicis will have approximately 6,816,318 shares of Class A Common Stock and 187,983 share of Class B or Class B equivalent shares outstanding as a result of the stock dividend.

According to Jonah Shacknai, Chairman and CEO, "The recent rise in the company's stock price creates an opportunity to lower the market price of the corporation's stock in proportion to the number of newly-issued shares in order to further facilitate trading among retail customers. There is also a widespread feeling among the financial community that shareholders will benefit from the increased liquidity of the stock upon this release of positive news. We at Medicis are excited about the company's future and believe this recapitalization will benefit the shareholders."

Medicis Pharmaceutical Corporation nationally markets numerous prescription and over-the-counter products which effectively treat various dermatological conditions. Products currently marketed by Medicis include DYNACIN(R), TRIAZ(TM), THERAMYCIN(TM)Z, and ESOTERICA(R), the leading brand among dermatological fade creams.

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